                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*

                    Chesapeake Biological Laboratories, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                 Class A common stock, par value $0.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                     165146
                                     ------
                                 (CUSIP Number)

                                 Alex Glasenberg
                               Cangene Corporation
                               3403 American Drive
                                    Units 3/4
                              Mississauga, Ontario
                                 L4V 1T4, Canada

                            Telephone: (416) 749-9300
                                 ---------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 30, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (Section) 240.13d-1 (e), 240.13d-1 (f) or 240.13d-1 (g),
check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 165146

1.     NAME OF REPORTING PERSON:    Cangene Corporation
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   N/A

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                           (a) [ ]          (b) [ ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS:   N/A

5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
       Canada

       NUMBER OF         7.   SOLE VOTING POWER:
       SHARES                    0
       BENEFICIALLY      8.   SHARED VOTING POWER:
       OWNED BY                  1,811,998 (1)
       EACH              9.   SOLE DISPOSITIVE POWER:
       REPORTING                 0
       PERSON WITH       10.  SHARED DISPOSITIVE POWER:
                                 1,811,998 (1)

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON:            1,811,988 (1)

12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES**

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          26 (2)

14.    TYPE OF REPORTING PERSON:   CO

(1) The Reporting Person disclaims beneficial ownership of such shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

(2) Based on 5,681,156 shares outstanding at September 30, 2000, as represented by the Issuer in the Merger Agreement attached hereto as Exhibit A and treating the Convertible Preferred Stock (as defined below) as if converted.

CUSIP NO. 165146

1.     NAME OF REPORTING PERSON: AC Acquisition Subsidiary, Inc.
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   Applied For

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
         (a) [ ]           (b) [ ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS:    N/A

5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
         Maryland

         NUMBER OF         7.    SOLE VOTING POWER:
         SHARES                    0
         BENEFICIALLY      8.    SHARED VOTING POWER:
         OWNED BY                  1,811,998 (1)
         EACH              9.    SOLE DISPOSITIVE POWER :
         REPORTING                 0
         PERSON WITH       10.   SHARED DISPOSITIVE POWER:
                                   1,811,998 (1)

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON:           1,811,998 (1)

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES**

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       26 (2)

14.    TYPE OF REPORTING PERSON:      CO

(1) The Reporting Person disclaims beneficial ownership of such shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

(2) Based on 5,681,156 shares outstanding at September 30, 2000, as represented by the Issuer in the Merger Agreement attached hereto as Exhibit A and treating the Convertible Preferred Stock as if converted.

This Statement is filed by Cangene Corporation ("Parent") and AC Acquisition Subsidiary, Inc. ("Purchaser"), with the U.S. Securities and Exchange Commission on November 9, 2000.


Item 1. Security and Issuer.
----------------------------

     This Statement relates to the Class A common stock, par value $0.01 per share (the "Common Stock"), of Chesapeake Biological Laboratories, Inc. (the "Company"). The Company's principal executive offices are located at 1111 South Paca Street, Baltimore, Maryland 21230.

Item 2. Identity and Background.
--------------------------------

(a)-(c) This Statement is filed by Purchaser, a Maryland corporation, and Parent, a Canadian corporation of which Purchaser is a wholly owned subsidiary. Purchaser was formed solely for the purpose of acquiring all of the issued and outstanding (i) shares of the Company's Common Stock (the "Shares"); (ii) shares of the Company's Series A-1 Convertible Preferred Stock (the "Convertible Preferred Stock"); and (iii) warrants to purchase Shares (the "Warrants"), pursuant to a Merger Agreement, dated as of October 30, 2000, among Parent, the Company and Purchaser, a copy of which is attached as Exhibit A hereto (the "Merger Agreement"). Unless otherwise indicated, capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement.

Purchaser has a principal place of business and principal office at c/o Harbor City Research, Suite 630, 201 E. Baltimore Street, Baltimore, Maryland 21202, and Parent has a principal place of business and principal office at 3403 American Drive, Units 3/4, Mississauga, Ontario, Canada L4V 1T4. For information required by Instruction C to Schedule 13D with respect to each of Parent and Purchaser, reference is made to Schedule I annexed hereto and incorporated herein by reference.

(d)-(e) None of Parent, Purchaser, or to the best knowledge of either, any of the persons listed on Schedule I hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it, as the case may be, from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

Pursuant to the Merger Agreement, subject to the terms and conditions therein, Purchaser has agreed to (i) commence an offer (the "Offer") to purchase any and all outstanding Shares at a price of $4.60 per Share (the "Per Share Amount") and (ii) as soon as practicable after any requisite stockholders' meeting or Purchaser's purchase and payment for shares of the capital stock of the Company representing not less than ninety percent (90%) of the votes entitled to be cast on the Merger pursuant to the Offer and the Company Option (as defined below), consummate the Merger (as defined below). In the case of shares of Convertible Preferred Stock tendered pursuant to the Offer, Purchaser will pay the Per Share Amount multiplied by the number of Shares into which such shares of Convertible Preferred Stock are then convertible. In the case of Warrants tendered pursuant to the Offer, Purchaser will purchase such Warrants for a purchase price equal to the difference between the exercise price thereof and the Per Share Amount, multiplied by the number of Shares for which such Warrants are then exercisable. Holders of outstanding options to purchase Common Stock that have vested prior to the Effective Time of the Merger, the exercise price of which is less than the Per Share Amount will be entitled to receive an amount, without interest, in cash paid at the Effective Time (as defined below) equal to the excess of the Per Share Amount over the exercise price per share of the option, net of applicable taxes, multiplied by the number of shares of Common Stock subject to such option.

All funds necessary to consummate the Offer and the Merger are estimated to be approximately $35 million. Such funds will be obtained from working capital of Parent and from a line of credit to be obtained from Parent's bankers and will be contributed to Purchaser prior to the Tender Offer Purchase Time.

In order to induce Parent and Purchaser to enter into the Merger Agreement and to perform their obligations thereunder and as a condition thereof, the Company has granted Purchaser an option (the "Company Option") to purchase from the Company authorized but unissued shares of Series B Preferred Stock pursuant to an option agreement substantially in the form attached as Exhibit C to this Agreement (the "Option Agreement"); provided, however, that the exercise of the Company Option shall be subject to the approval of the stockholders of the Company if counsel to the Company reasonably determines that such approval is required as a condition of the continued listing of the Shares on the Nasdaq National Market at any time prior to Purchaser's exercise of the Company Option. The Series B Preferred Stock is entitled to vote together with the Shares as a single class on the Merger and any other matter to be voted upon by the Shares and entitles each holder of the Series B Preferred Stock to 1,000 votes for each share of Series B Preferred Stock held. The Option Agreement grants Purchaser the right to purchase that number of shares of Series B Preferred Stock that will cause Purchaser to own shares of the Company's capital stock representing at least ninety percent (90%) of the total number of votes entitled to vote on the Merger immediately following the exercise of the Company Option. The Company Option is exercisable only when and if Purchaser has, pursuant to the Offer, purchased and paid for at least a majority of the then issued and outstanding Shares (giving effect to the conversion of all outstanding shares of Convertible Preferred Stock and the exercise of all then outstanding Warrants) (the "Minimum Condition"). The Company Option terminates and expires, if not previously exercised, simultaneously with the earlier of (i) Purchaser's termination of the Offer without having purchased and paid for a sufficient number of Shares to satisfy the Minimum Condition or (ii) termination of the Merger Agreement. The exercise price of the Company Option is $2,500,000 for all of the shares of Series B Preferred Stock to be purchased.

In order to induce Parent and Purchaser to enter into the Merger Agreement and to perform their obligations thereunder and as a condition thereof, certain stockholders of the Company have entered into the Stockholders' Agreement described in Item 6 of this Schedule 13D with respect to their Shares, shares of

Convertible Preferred Stock and/or Warrants. No Shares, shares of Convertible Preferred Stock or Warrants were purchased by Parent or Purchaser pursuant to the Stockholders' Agreement and thus no funds were used for such purpose.

Item 4. Purpose of Transaction.
-------------------------------

     (a)-(c) and (j) Parent, the Company and Purchaser have entered into the Merger Agreement, pursuant to which Purchaser will offer (the "Offer") to purchase (i) the Shares, at the Per Share Amount; (ii) the Convertible Preferred Stock, at the Per Share Amount multiplied by the number of Shares into which such shares of Convertible Preferred Stock are then convertible; and (iii) the Warrants, for a purchase price equal to the difference between the exercise price thereof and the Per Share Amount, multiplied by the number of Shares for which such Warrants are then exercisable. All such amounts shall be paid net to each seller in cash, less any required withholding of taxes. The Merger Agreement provides that Purchaser will be merged with and into the Company (the "Merger") as soon as practicable following any requisite stockholders' meeting or Purchaser's purchase and payment for shares of the capital stock of the Company representing not less than ninety percent (90%) of the votes entitled to be cast on the Merger pursuant to the Offer and the Company Option. Following the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent, and the separate corporate existence of Purchaser will cease. Pursuant to the Merger Agreement, each Share issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than (i) Shares held by any of the Company's subsidiaries and (ii) Shares held by Parent, Purchaser or any other subsidiary of Parent), will be converted into and shall become the right to receive the Per Share Amount in cash, without interest. At the Effective Time, each share of Convertible Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding (i) any shares of Convertible Preferred Stock held by any of the Company's subsidiaries and (ii) any shares of Convertible Preferred Stock held by Parent, Purchaser or any other subsidiary of Parent) will be converted into and shall become the right to receive the Per Share Amount multiplied by the number of Shares into which such share of Convertible Preferred Stock is then convertible. At the Effective Time, any outstanding Company options (other than stock options granted by the Company to employees, directors, officers or consultants), warrants, convertible preferred stock (other than the Convertible Preferred Stock and the Series B Preferred Stock) or other securities that are convertible into, exercisable for or exchangeable for Shares and by their terms are not automatically converted into, exercised for or exchanged for the right to receive the Per Share Amount as a result of the Merger shall represent only the right to receive the Per Share Amount (minus any cash exercise or exchange price). The foregoing summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement.

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares, shares of Convertible Preferred Stock and Warrants not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as soon as practicable following the satisfaction or waiver of each of the conditions to the Merger set forth in the Merger Agreement.

Except as described in the Merger Agreement and in this Item 4, neither Parent nor Purchaser has any present plans or proposals that would relate to or result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the Board of Directors of the Company (the "Company Board") or management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the charter, bylaws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act").

(d) The Merger Agreement provides that promptly after the Tender Offer Purchase Time, and from time to time thereafter, Purchaser shall be entitled to designate that number (but no more than that number) of directors of the Company constituting a majority of the Company Board, and the Company will use its best efforts to, upon request by Purchaser, promptly, at the Company's election, either increase the size of the Company Board or secure the resignation of such number of directors as is necessary to enable Purchaser's designees to be elected to the Company Board and to cause Purchaser's designees to be so elected and to constitute at all times after the Tender Offer Purchase Time a majority of the Company Board. At such times, the Company will use its best efforts to cause persons designated by Purchaser to constitute the same percentage as is on the Company Board of (i) each committee of the Company Board (other than any committee of the Company Board established to take action under the Merger Agreement), (ii) each board of directors of each subsidiary of the Company and
(iii) each committee of each such board. Notwithstanding the foregoing, until the Effective Time, the Company shall retain at least three directors who are directors of the Company on the date of the Merger Agreement.

The Company's obligation to appoint designees to the Board is subject to Section 14(f) of the Act and Rule 14f-1 promulgated thereunder.

The directors of Purchaser at the Effective Time will be the initial directors of the Surviving Corporation and will hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until the next annual meeting of stockholders and until their respective successors are duly elected or appointed and qualified; provided, however, that immediately following the Merger, the Board of Directors of the Surviving Corporation will cause Thomas P. Rice to be appointed a director of the Surviving Corporation. The officers of the Company at the Effective Time will be the initial officers of the Surviving Corporation and will hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(e) Pursuant to the Merger Agreement, the Company has agreed that, prior to the consummation of the Merger, unless Parent shall otherwise agree in writing or as otherwise contemplated in the Merger Agreement, the Company will not declare, set aside or pay any dividends on, or make other distributions in respect of any of the Company's stock, except that the Company may pay an aggregate dividend of $43,533.00 on the Convertible Preferred Stock on November 12, 2000.

(f) It is expected that, initially following the Merger, the business operations of the Company will be continued by the Surviving Corporation substantially as they are currently being conducted. Upon completion of the Offer and the Merger, Parent intends to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, policies, management and personnel. After such review, Parent will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist.

(g) The Articles of Incorporation of Purchaser in effect at the Effective Time will be the Articles of Incorporation of the Surviving Corporation until amended in accordance with applicable law. The Bylaws of Purchaser in effect at the Effective Time will be the Bylaws of the Surviving Corporation until amended in accordance with applicable law.

(h) It is Parent's current intention to cause the Company to terminate the inclusion of the Shares on the Nasdaq National Market following the Tender Offer Purchase Time and as soon as the number of holders of record of the Shares is fewer than 300. Inclusion of the Shares on the Nasdaq National Market is voluntary, so the Company may terminate that inclusion at any time. In addition, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in the Nasdaq National Market.

(i) The Shares are currently registered under the Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Act. Pursuant to the Merger Agreement, the Company has agreed, at the earliest practicable time following the Tender Offer Purchase Time and as soon as the number of holders of record of the Shares is fewer than 300, to take all steps necessary or appropriate to terminate registration of the Shares under the Act, including without limitation the filing of Form 15 under the Act with the Securities and Exchange Commission and of a notice to the Nasdaq National Market to delist the Shares.

Item 5. Interest in Securities of the Issuer.
---------------------------------------------

(a)-(b) Each of Parent and Purchaser may be deemed to have beneficial ownership of, and shared voting and disposition power with respect to, an aggregate of 1,811,998 Shares, which constitutes approximately 26% of the 5,681,156 Shares of the Company issued and outstanding as of September 30, 2000 (based on the Company' representation of its capitalization in the Merger Agreement and treating the Convertible Preferred Stock as if converted).

Each of Parent and Purchaser may be deemed to have beneficial ownership of, and shared voting and disposition power with respect to, these Shares pursuant to the Stockholders' Agreement, pursuant to which each Stockholder has granted to Purchaser or its designee, effective on the date of the Stockholders' Agreement, an irrevocable proxy (see
Item 6.) and an irrevocable option (each, an "Option") to purchase all Company Securities Beneficially Owned (as those terms are defined in the Stockholders' Agreement) by such Stockholder at a purchase price equal to (i) in the case of Shares, the Per Share Amount per Share; (ii) in the case of shares of Convertible Preferred Stock, the Per Share Amount multiplied by the number of Shares into which such shares of Convertible Preferred Stock are convertible; and (iii) in the case of Warrants, the difference between the exercise price thereof and the Per Share Amount, multiplied by the number of Shares for which such Warrants are then exercisable. Purchaser may exercise the Options at any time following the occurrence of a Purchase Event (as defined in the Stockholders' Agreement). The Options will expire and be of no further force and effect upon the earliest to occur of (i) the Tender Offer Purchase Time, (ii) at the close of business on the third business day after the receipt by Parent of a Superior Proposal Notice or (iii) the 60th day after the exercise of the Options, if the purchase of the Company Securities pursuant to the Options has not occurred. The purchase of Shares pursuant to the Options is subject to the satisfaction of the following conditions: (i) to the extent necessary, all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") applicable to the acquisition of the Shares shall have been terminated or have expired and any other approvals, notices, authorizations or consents shall have been filed or obtained; (ii) no preliminary or permanent injunction prohibiting the exercise of the Options or delivery of the Shares shall be in effect and (iii) Purchaser's loan commitment shall not have been withdrawn by its lender.

The Company has granted Purchaser the Company Option. See Item 3.

Each of Parent and Purchaser, however, hereby disclaims beneficial ownership of such Shares, and this Statement shall not be construed as an admission that either Parent or Purchaser is, for any or all purposes, the beneficial owner of the securities covered by this Statement. Other than as provided in the first sentence of this Item 5, none of Parent, Purchaser or to the best knowledge of either, any of the persons listed on Schedule I hereto, owns or has any right to acquire, directly or indirectly, the Shares.

(c) Except pursuant to the Merger Agreement, the Stockholders' Agreement and the Company Option, none of Parent, Purchaser or, to the best knowledge of either, any of the persons listed on Schedule I hereto, has effected any transaction in the Shares during the past 60 days.

(d) Until Purchaser's exercise of the Options, each Stockholder will have the right to receive dividends from, and the proceeds from the sale, subject to certain restrictions on transferability imposed under the Stockholders' Agreement, of such Stockholders' Company Securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuer.
-------------------------


Concurrently with the execution of the Merger Agreement, Parent, Purchaser and the Stockholders have entered into the Stockholders' Agreement. The following summary of certain provisions of the Stockholders' Agreement, which is filed as Exhibit B hereto, is qualified in its entirety by reference to the text of the Stockholders' Agreement. Capitalized terms used in this Item 6 but not otherwise defined in this Item 6 or in the Merger Agreement have the meanings ascribed to them in the Stockholders' Agreement.

Pursuant to the Stockholders' Agreement, each Stockholder has agreed to tender the Company Securities owned by such Stockholder into the Offer promptly after Parent causes Purchaser to commence the Offer, but in no event later than five business days after the date on which the Stockholder receives the offer to purchase and related letter of transmittal for tendering such Company Securities. Each Stockholder has further agreed not to withdraw any Company Securities so tendered unless and until after the Termination Date.

Each Stockholder has further agreed that, during the period commencing on the date of the Stockholders' Agreement and continuing until the first to occur of the Effective Time or the Termination Date, the Stockholder will vote (or cause to be voted) its Company Securities entitled to vote (i) in favor of approval of the Merger Agreement, all transactions contemplated thereby, and any actions required in furtherance thereof; (ii) against any action or agreement that is intended to or could impede, interfere with, or prevent the Offer or the Merger or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its subsidiaries under the Merger Agreement or the Stockholders' Agreement; and (iii) except as specifically requested in writing in advance by Parent, against certain actions specified in the Stockholders' Agreement, including extraordinary corporate transactions, dispositions of assets outside the ordinary course of business, any reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries or affiliates, and any amendment of the Company's Articles of Incorporation or Bylaws.

In order to secure their respective obligations under the Stockholders' Agreement, each Stockholder has granted to John Langstaff and Alex Glasenberg, in their respective capacities as officers of Parent, and any individual who shall hereafter succeed to any such office of Parent, and any other designee of Parent, an irrevocable proxy to vote the Stockholder' Company Securities entitled to vote, or grant a consent or approval in respect of the Stockholder's Company Securities, with respect to the matters described above on which the Company Securities are entitled to vote from the date that all waiting periods under the HSR Act applicable to the acquisition of the Shares have been terminated or have expired and any other required approvals, notices, authorizations or consents have been filed or obtained, and until the Termination Date.

In addition, each Stockholder has agreed not to (i) tender its Company Securities in any tender offer or exchange offer for the Company Securities other than the Offer; (ii) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract for the sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of its Company Securities; (iii) except as contemplated by the Stockholders' Agreement, grant any proxies or powers of attorney, deposit any of its Company Securities into a voting trust or enter into a voting agreement with respect to any Company Securities; or (iv) take any action that would make any representation or warranty of the Stockholder untrue or incorrect or have the effect of preventing or impairing such Stockholder from performing its obligations under the Stockholders' Agreement.

The Company has granted Purchaser the Company Option. See Item 3.

Item 7. Material to be Filed as Exhibits.
-----------------------------------------

     Exhibit A    Merger Agreement, dated as of October 30, 2000, among Parent, the Company and Purchaser.

     Exhibit B    Stockholders' Agreement, dated as of October 30, 2000, by and among Parent, Purchaser and the stockholders of the Company listed on Schedule I thereto.

     Exhibit C    Option Agreement, dated as of October 30, 2000, by and between the Company and Purchaser.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 9, 2000



                               CANGENE CORPORATION
                               By: /s/ Alex Glasenberg
                                   -------------------
                                   Alex Glasenberg
                                   Chief Financial Officer

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2000



                         AC ACQUISITION SUBSIDIARY, INC.
                         By: /s/ Alex Glasenberg
                             -------------------
                             Alex Glasenberg
                             Vice President

                                  EXHIBIT INDEX

Exhibit A           Merger Agreement, dated as of October 30, 2000, among
                    Parent, the Company and Purchaser.

Exhibit B           Stockholders' Agreement, dated as of October 30, 2000, by
                    and among Parent, Purchaser and the stockholders of the Company listed on Schedule I thereto.

Exhibit C           Option Agreement, dated as of October 30, 2000, by and
                    between the Company and Purchaser.

                                   SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

1.   DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

     The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Parent. Unless otherwise indicated, the business address of each such person is c/o Parent at 3403 American Drive, Units 3/4, Mississauga, Ontario, Canada, L4V 1T4 and each such person is a citizen of Canada.

DIRECTORS                 PRESENT PRINCIPAL OCCUPATION
---------                 ----------------------------

R. Craig Baxter           President, Apotex International, Inc.
                          Executive Vice President, Apotex Inc.
                          150 Signet Drive
                          Weston, Ontario
                          M9L 1T9
                          Canada

Alex Glasenberg           Vice President-Finance, Apotex Inc.
                          150 Signet Drive
                          Weston, Ontario
                          M9L 1T9
                          Canada

Jack M. Kay               President and Chief Operating Officer, Apotex Inc.
                          150 Signet Drive
                          Weston, Ontario
                          M9L 1T9
                          Canada

John Langstaff            President and Chief Executive Officer, Cangene
                            Corporation
                          104 Chancellor-Matheson Road
                          Winnipeg, Manitoba
                          R3T 2N2
                          Canada

John Nystrom              Vice President and Chief Technical Officer, The
                            Medicines Company
                          One Cambridge Center
                          Cambridge Massachusetts  02142
                          USA

Bernard C. Sherman        Chairman and Chief Executive Officer, Apotex Inc.
                          150 Signet Drive
                          Weston, Ontario
                          M9L 1T9
                          Canada

Michael Spino             Senior Vice President-Scientific Affairs,
                          Apotex Inc.
                          150 Signet Drive
                          Weston, Ontario
                          M9L 1T9
                          Canada

Richard W. Taylor         Consultant, The Lesley Company Inc.
                          Health Sector Consulting
                          31 Felbrigg Avenue
                          Toronto, Ontario
                          M5M 2L8


EXECUTIVE OFFICERS        PRESENT EMPLOYMENT
------------------        ------------------

William Labossiere Bees   Vice President, Operations

Alex Glasenberg           Chief Financial Officer

Wendy Johnson             Vice President, Research & Development

John Langstaff            President and Chief Executive Officer

John W. McMillan          General Manager

Andrew D. Storey          Vice President, Quality Assurance/Clinical &
                            Regulatory Affairs

2.   DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

     The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Purchaser. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Purchaser. The business address of each such person is c/o Parent at 3403 American Drive, Units 3/4, Mississauga, Ontario, Canada, L4V 1T4 and each such person is a citizen of Canada.


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

DIRECTORS AND
EXECUTIVE OFFICERS      PRINCIPAL OCCUPATION
------------------      --------------------

Alex Glasenberg         Vice President-Finance, Apotex Inc.

John Langstaff          President and Chief Executive Officer, Cangene
                          Corporation

John W. McMillan        General Manager, Cangene Corporation







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